Filed pursuant to Rule 433
Free Writing Prospectus
March 8, 2024
Registration No. 333-274474

Today’s episode is brought to you by Franklin Templeton, manager of 70-plus ETFs in the US, including EZBC, Franklin Bitcoin ETF.

In ETF land, they like to try to have memorable tickers. I think they nailed it with EZBC – because the spot bitcoin ETF gives investors an easy way to get exposure to bitcoin, without having to worry about private keys, digital wallets and all that stuff.

EZBC has zero fees – they’ve waived it to zero - until August 2024. That’s followed by the lowest ongoing fee of 19 basis points.

We had a guest from Franklin Templeton recently who reminded us that the firm has a 75-Year history of innovation. They’ve actually had big digital assets focus and presence since 2018 – they’ve been building blockchain-based technology solutions, developing a range of investment strategies and running node validators. They launched the first US registered mutual fund to use public blockchains to process transactions and record share ownership. Really cool stuff from a firm with a solid footprint and trusted legacy in traditional finance.

Anyway, learn more about Franklin Templeton’s ETF line up and EZBC at Franklintempleton.com

For a period from January 12, 2024 to August 2, 2024, the Sponsor will waive a portion of the Sponsor's Fee so that the Sponsor's Fee after the fee waiver will be equal to 0.00% of the net asset value of the Fund for the first $10.0 billion of the Fund's assets.

The Fund has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC, when available, for more complete information about the Fund and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at sec.gov. It is also available on franklintempleton.com

Franklin Holdings, LLC is the Fund's Sponsor (the “Sponsor”). Franklin Distributors, LLC, an affiliate of the Sponsor, is the Fund's marketing agent.